March 19, 2018

VIA EDGAR AND FEDERAL EXPRESS

Mr. Daniel F. Duchovny, Special Counsel

Office of Mergers & Acquisitions

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549-3628

Re:	ZAIS Group Holdings, Inc.
Amended Schedule 13E-3
Filed on February 16, 2018 by ZAIS Group Holdings, Inc., ZGH Merger Sub, Inc., Z Acquisition LLC, Christian Zugel and Daniel A. Curry
File No. 005-87370

Preliminary Schedule 14A
Filed February 16, 2018
File No. 001-35848

Dear Mr. Duchovny,

On behalf of, and at the direction of, ZAIS Group Holdings, Inc. (the “Company”), ZGH Merger Sub, Inc. (“Sub”), Z Acquisition LLC (“Z Acquisition”), Christian Zugel (“Mr. Zugel”), and Daniel A. Curry (“Mr. Curry”) (collectively, the “filing persons”), this letter and the accompanying amended preliminary proxy statement of the Company (the “Amended Preliminary Proxy Statement”) respond to the comments of the staff (the “Staff”) of the Office of Mergers & Acquisitions of the Division of Corporate Finance of the United States Securities and Exchange Commission set forth in your letter dated March 9, 2018, regarding the filing persons’ Amended Schedule 13E-3 and Preliminary Proxy Statement on Schedule 14A. For your convenience, the text of the Staff’s comments is set forth in italics below, and each comment is followed by the filing persons’ response.

Amended Schedule 13E-3

1.	Please advise us why Mr. Zugel’s spouse and ZFT have not also been identified as filing persons in the Schedule 13E-3.

Response

Mr. Zugel’s spouse and ZFT have not been identified as filing persons because they are not affiliates of the Company engaged in the 13e-3 transaction.

Inclusive of Class A Units of ZAIS Group Parent, LLC which are exchangeable under certain circumstances for shares of Class A Common Stock as described below, Mrs. Zugel is the owner of approximately 1.2% of the Class A Common Stock and ZFT is the owner of approximately 1.4% of the Class A Common Stock of the Company. Mrs. Zugel is the holder of 700,000 Class A Units of ZAIS Group Parent, LLC and ZFT is the holder of 525,000 Class A Units of ZAIS Group Parent, LLC. During any 12-month period, Mrs. Zugel and ZFT may exchange up to 25% of the aggregate number of Class A Units held as of the first day of such 12-month period for shares of Class A Common Stock, cash or a combination of the two. If either Mrs. Zugel or ZFT elects to exchange their respective Class A Units, the Audit Committee of the Board of Directors of the Company would determine whether to, in exchange therefor, issue Class A Common Stock, pay cash, or distribute a combination of the two. In addition, each of Mrs. Zugel and ZFT is the holder of a 10% membership interest in Z Acquisition. Mr. Zugel is the sole managing member of Z Acquisition and neither Mrs. Zugel nor ZFT has any right to vote or consent with respect to any action or decision by Z Acquisition relating to the purchase of shares from Ramguard or the proposed merger between Sub and the Company.

Based upon the foregoing, neither Mrs. Zugel nor ZFT is an affiliate of the Company engaged in the 13e-3 transaction.

2.	Please note that each new filing person must individually comply with the filing, dissemination and disclosure requirements of Schedule 13E-3. Revise the disclosure to include all of the information required by Schedule 13E-3 and its Instructions for any filing person added in response to the preceding comment. For example, include a statement as to whether each person believes the Rule 13e-3 transaction is fair to unaffiliated security holders and an analysis of the material factors upon which it relied in reaching such conclusion. See Item 8 of Schedule 13E-3, Item 1014 of Regulation M-A and Question 5 of Exchange Act Release no. 34-17719 (April 13, 1981). In addition, be sure that each new filer signs the Schedule 13E-3 in his individual capacity.

Response

Please see the response to comment 1 above.

Preliminary Proxy Statement

3.	Please revise the cover page of your proxy statement and the form of proxy to clearly identify it as being preliminary. See Rule 14a-6(e)(1) of Regulation 14A.

Response

In response to the Staff’s comment, the disclosure on the cover page of the Amended Preliminary Proxy Statement and the proxy card has been revised.

Summary Term Sheet, page 1

4.	Revise this section to consolidate it with the Questions and Answers section to avoid duplication.

Response

In response to the Staff’s comment, the disclosure has been revised to consolidate the Q&A with the Summary Term Sheet in the Amended Preliminary Proxy Statement.

Cautionary Statement Concerning Forward-Looking Information, page 19

5.	The information required by Items 7, 8 and 9 of Schedule 13E-3 must appear in a “Special Factors” section at the beginning of the proxy statement, immediately following the summary section. See Rule 13e-3(e)(1)(ii). Please relocate this section.

Response

In response to the Staff’s comment, the disclosure has been relocated. See pages 16-52 of the Amended Preliminary Proxy Statement.

Special Factors

Reasons for the Merger; Recommendation of the Special Committee, page 42

6.	It appears that in making a statement about the fairness of the transaction you refer to unaffiliated stockholders by excluding certain persons but you do not exclude your directors and officers not affiliated with the Parent Group or Ramguard. Please revise to clarify that all references to unaffiliated stockholders exclude all of your directors and officers. See Item 1014(a) of Regulation M-A.

Response

In response to the Staff’s comment, the disclosure on page 38 of the Amended Preliminary Proxy Statement has been revised to clarify that the term “unaffiliated stockholders,” as used in the proxy statement, does not include any of the Company’s directors and officers, any member of the Parent Group, Ramguard, any holders of Rollover Shares or Exchange Shares, and their respective affiliates.

7.	Please revise your disclosure address how any filing person relying on the Houlihan Lokey opinion was able to reach the fairness determination as to unaffiliated stockholders given that the opinion addresses fairness with respect to holders of shares other than Parent Group, Ramguard, any holders of Rollover Shares or Exchange Shares, and their respective affiliates, rather than all unaffiliated security holders.

Response

The Company supplementally advises the Staff that although Houlihan Lokey’s opinion did not exclude the Company’s directors and officers (other than those affiliated with the Parent Group, Ramguard or any holders of Rollover Shares or Exchange Shares) notwithstanding that such persons are deemed affiliates of the Company, such reference did not affect the Special Committee’s determination in respect of the Merger, the Merger Agreement and the transactions contemplated thereby because such directors and officers will receive the same Merger Consideration ($4.10 per share in cash) as unaffiliated stockholders.

8.	We note that the special committee considered Houlihan Lokey’s opinion regarding the fairness of the transaction. Note that if any filing person has based its fairness determination on the analysis of factors undertaken by others, such person must expressly adopt this analysis and discussion as their own in order to satisfy the disclosure obligation. See Question 20 of Exchange Act Release No. 34-17719 (April 13, 1981). Please revise to clarify whether the special committee adopted Houlihan Lokey’s analysis and opinion and, in turn, whether the board of directors adopted the special committee’s analysis and opinion.

Response

In response to the Staff’s comment, the disclosure on page 39 of the Amended Preliminary Proxy Statement has been revised to clarify that the Special Committee adopted Houlihan Lokey’s opinion (and related financial analysis). In addition, the disclosure on pages 42-43 of the Amended Preliminary Proxy Statement has been revised to clarify that the Board of Directors adopted the Special Committee’s analysis and conclusions.

9.	Provide the disclosure relating all of the items in instruction 2 to Item 1014 of Regulation M-A, both for the company and the other filing persons.

Response

In response to the Staff’s comment, the disclosure on page 42 of the Amended Preliminary Proxy Statement has been revised to add the following:

“The Special Committee did not consider the Company's net book value, which is defined as total assets minus total liabilities, as a factor. The Special Committee believes that net book value, as an accounting concept based on historical costs, is not a material indicator of the value of the Company as a going concern because it does not take into account the future prospects of the Company, market conditions, trends in the industry in which the Company conducts its business or the business risks inherent in competing with other companies in the same industry. Therefore, the Special Committee does not believe that net book value reflects, or has any meaningful impact on, the market price of Class A Common Stock or the fair market value of its assets or business.”

With respect to the other items in instruction 2 to Item 1014 of Regulation M-A: (i) current and historical market prices were considered by the Special Committee and disclosure with respect to this consideration is included in the first bullet point on page 38 of the Preliminary Proxy Statement, (ii) net book value is addressed by the new addition, above, (iii) going concern value was not considered by the Special Committee per se, but the Special Committee did address the possibility of continuing to operate as a public company, and disclosure with respect to this consideration is included in the fourth bullet on page 38 and second bullet on page 39 of the Preliminary Proxy Statement, (iv) liquidation value was considered by the Special Committee and disclosure with respect to this consideration is included in the first bullet on page 39 of the Preliminary Proxy Statement, (v) purchase prices paid in previous purchases is not applicable, (vi) the opinion from Houlihan Lokey was considered and disclosure with respect to this consideration is included throughout the document, including in the seventh bullet on page 39 of the Preliminary Proxy Statement, and (vii) firm offers in the past two years were considered by the Special Committee and disclosure with respect to this consideration is included in the third bullet point on page 38 of the Preliminary Proxy Statement (with a more fulsome description of all such offers provided under “Special Factors—Background”).

Opinion of Financial Advisor to the Special Committee, page 47

10.	Disclose the basis for assumptions relating to the perpetuity growth rates and discount rates used in the discounted cash flow analysis.

Response

In response to the Staff’s comment, the disclosure on page 47 of the Amended Preliminary Proxy Statement has been revised.

If you have any questions regarding the information set out above or any additional comments, please do not hesitate to contact Warren S. de Wied, Esq. of Fried, Frank, Harris, Shriver & Jacobson LLP, counsel to Z Acquisition and Mr. Zugel, at (212) 859-8296 or by email at Warren.deWied@friedfrank.com, with a copy to Brian Hoffmann, Esq. of McDermott Will & Emery LLP, counsel to the Company, at (212) 547-5400 or by email at bhoffmann@mwe.com.

Sincerely,

/s/ Warren S. de Wied

cc:	Brian Hoffmann
McDermott Will & Emery LLP
340 Madison Avenue
New York, New York 10173
(212) 547-5400
bhoffmann@mwe.com